Exhibit 99.1

VERTICAL

Built to fly.
Ready to scale.

Capital Markets Day September 17 2025

Meet Vertical's presenters

Stuart Simpson
Chief Executive Officer
stuart.simpson@vertical-aerospace.com



Michael Cervenka
Chief Commercial & Strategy Officer
michael.cervenka@vertical-aerospace.com



David King
Chief Engineer
david.king@vertical-aerospace.com



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This Factsheet contains forward looking statements which involve risk and uncertainties, and undue reliance should not be placed on such statements. The targets, expectations and estimates included in this report were prepared by the Company's management team based on information available at the time and reflects numerous assumptions. For more information, please see the "Risk Factors" in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 11, 2025, as such factors may be updated from time to time in the Company's other filings with the SEC.

Vertical at-a-glance

Three distinguishable but complementary business lines



VX4 Electric Aircraft



Hybrid-Electric Aircraft



Aftermarket Services

Industry-leading aircraft



→ Industry's largest cabin and luggage compartment, allowing for 70lbs of luggage per person
→ Scalable from 4-6 passengers, improving operator economics
→ Modular architecture for diverse missions
→ Certified to the highest airline-level safety standards
→ Hybrid aircraft to offer 1,000+ miles range / 2,400lbs payload

Proprietary battery technology



→ Battery underpins electric and hybrid aircraft
→ 200Wh/kg pack-level system
→ Conducted 200+ thermal runway and drop tests
→ Recurring revenue opportunity as packs are replaced ~1x per year

Unparalleled market access and industry-leading order book of ~1,500 pre-orders.

European certification enables global portability

Concurrent validation in UK & EU; followed swiftly in US, Japan and Brazil.



Air Greenland
MOU with Avolon
Babcock
Partnership
Flying Group
Up to 50
Avolon
Up to 500
American Airlines
Up to 350
Bristow
Up to 100(2)
Iberojet
Up to 100
Gözen Holding
Up to 100(1)
Kakao Mobility
Up to 50
Marubeni
Up to 200
Japan Airlines
Up to 100(1)
Air Asia
At least 100(1)
GOL
Up to 250(1)

Well-defined path towards certification and beyond

Phase	Milestone	Date	Status
PHASE 1	Building and Commissioning	Q4 2024	✓
PHASE 2	Piloted Thrustborne	Q1 2025	✓
PHASE 3	Piloted Wingborne	Q2 2025	✓
PHASE 4	Piloted Transition	Expected Q4 2025	○

UK Civil Aviation Authority

Note: Certain customer obligations are expected to be fulfilled via third-party agreements
(1) Orders placed via Avolon
(2) Pre-order for up to 50 VX4, with option to purchase up to 50 more

Cost discipline with clear and achievable financial targets...

2030E Free Cash Flow	2035E Annual Aircraft Production	2035E Company Gross Margins
~$100M	~900	40%+

Annual Revenue ($Bn)



~9%
0.2
~20%
1.0
~40%
10.7
2029E
2030E
2031E
2032E
2033E
2034E
2035E



Expected Revenue Contribution by Business Line
25%
16%
2035E
59%
Expected Gross Margin Contribution by Business Line (%)
28%
12%
2035E
60%
VX4
Hybrid
Battery
Gross Margin

Expected $700M funding required through 2028 certification

Key Cash Outflow / Inflow Buckets 2025E-2028E ($M)



Potential opportunity to decrease burden via government support
~150
~75
~225
~550
~700
Working Capital & Grants
People & Operating Expenses
Non-Recurring Engineering
Capital Expenditures
Current Cash[1]
Other[2]
Total Required to Certification

Note: Management Projections
[1] Current cash in bank as of August 31 2025, excludes assumptions around future capital raises
[2] Income, including customer pre-delivery payments, offset by working capital, hybrid powertrain development up to assumed customer-funded contract and contingency

VERTICAL

...Underpinned by modular and scalable manufacturing plans

Aircraft Assembly



- → New facility to be built adjacent to existing Flight Test Centre
- → Brings Vertical's presence at Cotswold Airport to ~100,000 sq ft
- → Will fulfil initial production of >25 aircraft per year

Battery Manufacturing



- → Battery facility to be built adjacent to existing Vertical Energy Centre, tripling battery footprint
- → Facility will provide production capacity into 2030

Strategic Roadmap

2025 YTD Progress...

- → Piloted flight tests
- → Hybrid-electric product launch
- → Certification aircraft supplier contracts signed
- → Confirmed manufacturing plans

...Informing 2030 Targets

- → Year-end manufacturing run-rate of >225-unit per annum (Q4-2030) (*prev. 200*), supported by 5-year leading order book
- → 175 (*prev. 150*) aircraft delivered
- → Free cash flow positive (*prev. breakeven*)
- → Certify first major upgrade